FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 05, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

Pursuant to the provisions of article 258 of the General Companies Law, the shareholders of Graña y Montero S.A.A are called to the General Shareholders' Meeting to be held on November 2, 2017, at the company's headquarters located at Av. Petit Thouars 4957, district of Miraflores, at 10:30 a.m., in order to discuss the following agenda:

1. Report on completion of the Internal Investigation
2. Cancellation of the audit contract 2016, appointment of external auditors or delegation to the Board of Directors of the appointment of external auditors for 2016

In the event that a quorum is not available for the holding of the Meeting on the first call, the second call is scheduled for November 7, 2017 at the same time, in the same place and with the same agenda. Likewise, in case of not having the quorum necessary for the holding of the Meeting in the second call, the third call will take place on November 13, 2017 at the same time, in the same place and with the same agenda.

From the date of publication of this call, the Board will make available to shareholders on the SMV website (www.smv.gob.pe), on the company's website (www.granaymontero.com.pe) and in the offices of the company headquarters the documents and information related to the agenda of the General Shareholders' Meeting.

GENERAL SHAREHOLDER MEETING
MOTIONS

MOTION N ° 1
Report on the Conclusion of the Internal Investigation

Considering:

That in January 2017, the Board of Directors commissioned an Internal Investigation that included the projects in which the company had partnered with Odebrecht (IIRSA South Section 2 and Section 3, IIRSA North, Construction of the electric, train platform, tranche I and II, Chavimochic and Gasoducto Sur Peruano).

That the investigation was in charge of the law firm Simpson Thacher & Bartlet LLP, Orihuela Abogados and with technological forensic support in consultant EY.

That the investigation has been carried out since January and is nearing completion during the month of October, during which hundreds of thousands of documents have been reviewed and several interviews have been conducted with directors and former company director, executives and employees, as well as a reasonable accounting analysis of information related to such projects.

That corporate general management and its reporting management have not monitored, participated or interfered in the internal investigation. The reporting has been directly to the Board's Risk, Compliance and Sustainability Committee.

That the Risks, Compliance and Sustainability Committee has not identified any indication of knowledge, approval or participation by its directors, former directors, executives or employees of the company in the illegal acts committed by Odebrecht.

Motion:

That the General Shareholders Meeting understands the internal investigation process carried out and the results of it.

MOTION N ° 2
Termination of the Audit Contract 2016, Appointment of External Auditors or Delegation to the Board
of Directors of Appointment of External Auditors for the Year 2016

Considering:

That at the General Shareholders' Meeting held on March 29, 2016, Gaveglio Aparicio and Asociados S. Civil de RL, a member in Peru of the Price Waterhouse Coopers International Limited (PWC) network of firms, were appointed as External Auditors for 2016, in accordance with the recommendation of the Audit and Processes Committee.

That at the General Shareholders' Meeting of February 28, 2017, we announced that the 2016 fiscal year audit would require additional procedures required by US regulation and International Auditing Standards approved for its application in Peru, in light of Odebrecht's disclosures in its plea agreement with the Department of Justice of the United States of America.

That PWC has been conducting the audit for 2016, however, after an evaluation by the Audit and Procedures Committee and by the Risks, Compliance and Sustainability Committee, the company and PWC have determined that PWC is not independent of the company for fiscal year 2016, as a result of non-external audit services rendered by PWC to the company during the fourth quarter of 2016. These services are related to the internal control testing required by the company in accordance with the US Sarbanes Oxley Act; stating that this does not affect the independence of PWC during the 2015 and 2014 periods.

As a result, the company and PWC have agreed to terminate the audit contract, subject to the approval of the General Shareholders' Meeting, for which PWC would not audit the financial statements for 2016.

That it is necessary to appoint a new audit firm that does not have problems of independence or conflict of interest with the company, to audit the 2016 fiscal year, which means that the financial statements will not be issued during the 2017 financial year.

That at the General Shareholders' Meeting held on March 31, 2017, the designation of the external auditor was delegated to the Board of Directors. That at the Board meeting of August 9, 2017, PWC was appointed as the external auditor for the 2017 fiscal year.

Motion:
It is proposed to the Shareholders' Meeting to approve the termination of the audit contract for 2016, signed by the company and PWC and to delegate to the Board the appointment of the external auditor for 2016.
In addition to this, it is also announced that the Board has terminated the appointment of PWC as an auditor for the 2017 financial year. Therefore, according to the delegation received from the General Shareholders' Meeting, it will proceed to designate a new company to carry out the audit for fiscal year 2017.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: October 5, 2017